MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS IPO Presentation July 2020 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Dated July 17, 2020 Registration Statement No. 333 - 234159

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Disclosure This Presentation (the “Presentation”) contains sensitive business and financial information . It is being delivered on behalf of the Company by Boustead Securities, LLC (“BSL”) . The sole purpose of this Presentation is to assist the recipient in deciding whether to proceed with a further inquiry of the Company . This Presentation does not purport to be all - inclusive or to necessarily contain all the information that a prospective investor may desire in evaluating a possible business transaction with the Company . By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further inquiry of the Company . This Presentation may not be photocopied, reproduced or distributed to others at any time without the prior written consent of Boustead Securities, LLC . Upon request, the recipient will promptly return all materials received from the Company or BSL (including this Presentation) without retaining any copies thereof, all in accordance with the Confidentiality Agreement . This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above . Neither the Company nor BSL makes any express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company . Each of the Company and BSL expressly disclaims any and all liability which may be based on such information, errors therein or omissions there from . The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that recipient conducts . In furnishing this Presentation, neither the Company nor BSL undertakes any obligation to provide the recipient with access to any additional information . This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof, nor an indication that BSL has performed any due diligence on the Company or its affairs . This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction . Investments in private placements may be illiquid, highly speculative and you may lose your entire investment . This Presentation includes certain statements, estimates and projections with respect to the anticipated future performance of the Company . Such statements, estimates and projections are based on significant assumptions and subjective judgment concerning anticipated results . These assumptions and judgments are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control . These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are obtainable or will be realized . Actual results likely will vary from those projected, and such variations may be material . In addition, this Presentation does not describe certain risks associated with the Company’s business . All communications or inquires relating to the Company or this Presentation should be directed to the representative of Boustead Securities, LLC . No personnel at the Company may be contacted directly unless expressly permitted by BSL © 2020 All rights reserved .

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Disclosure Risk Disclaimer for Supplemental Offering Materials Based on FINRA Investor Alert Regarding Private Placement Risks This is a private offering not registered with the United States Securities and Exchange Commission or any state . The company selling these securities is a private company, not a public company . These two factors mean that : (a) there is limited information available to you before you make an investment decision and, should you invest, during your investment to keep informed about the status of the company ; and (b) the securities being offered are restricted from transfer and resale by you and there is no public market in which you may sell the securities . The company selling these securities has no obligation to buy them back from you or to pay you any distributions or dividends . You must be an accredited investor to invest in this offering . You must be able to absorb a loss of your entire investment or potentially have your money tied up for a long time . This investment involves significant risks, particularly with respect to economic risks specific to the company’s business . A Private Placement Memorandum (the “Memorandum”) accompanies this material . Do not invest before you read the entire Memorandum and pay particular attention to the “Risk Factors” section of the Memorandum . Seek independent professional advice before investing from your legal or financial advisors . CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS This document contains forward - looking statements . In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing . We base these forward - looking statements on our expectations and projections about future events, which we derive from the information currently available to us . Such forward - looking statements relate to future events or our future performance, including : our financial performance and projections ; our growth in revenue and earnings ; and our business prospects and opportunities . You can identify forward - looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms . In evaluating these forward - looking statements, you should consider various factors, including : our ability to change the direction of the Company ; our ability to keep pace with new technology and changing market needs ; and the competitive environment of our business . These and other factors may cause our actual results to differ materially from any forward - looking statement . Forward - looking statements are only predictions . The forward - looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us . We are not obligated to publicly update or revise any forward - looking statement, whether as a result of uncertainties and assumptions, the forward - looking events discussed in this document and other statements made from time to time by us or our representatives might not occur .

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Investment Highlights • MIT is looking to build upon its leadership position in the design, manufacturing, integration, installation and distribution of a full suite of proprietary and custom designed equipment as well as other off the shelf cinema products needed for contemporary cinema requirements. • We believe this market is in the early stages of a major projector upgrade cycle, and theater upgrades, new theatre construction are a major focus. Covid - 19 has had an impact on these cycles and has pushed out major projects approximately 6 - 9 months. We have adjusted our business accordingly. In spite of Covid - 19 MIT continues to roll out new, higher margin proprietary products aimed at upgrading existing theater’s operations: • Translation glasses - ADA compliance • SaaS products and services - high margins • Direct View LED partnerships with Samsung and Sony • The Company believes that because of Covid - 19 there may be numerous accretive acquisition opportunities to pursue once public. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Company Background • Founded in 2003 by senior management team of industry veterans • Over 17,000 integrated systems sold in North and South America. • Our customers include almost all of the major North American - based theater chains (Cinemark, AMC, Regal, National Amusements, Marcus, etc.) and the 2 major Mexico chains (Cinepolis and Cinemex) and many of the more specialized regional chains (Alamo Drafthouse, Harkins, Pacific Arclight, etc.) • 45+ proprietary manufactured products • Headquartered in Fountain Valley, California There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Cinema Box Office Growth vs. Technology Trends (source: Cinemark)

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS • Recent study shows the positive response and effectivity of story telling in cinemas over viewing movies at home. • 90% - a more satisfying experience • 63% vs 35% talk about movie after • 81% - a better experience in theater • 73% vs 50% held their attention

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Our Market Market Focus: commercial cinema, multi - use auditoriums, post - production facilities and high - end residential (industry VIPs) We believe the industry is in the early stages of a cyclical growth and capital spending cycle • Commercial cinema is growing and adding more screens • Theater owners may be upgrading their customer experience in order to compete for leisure dollars • First generation digital projectors reaching end of lifetime • We are a leading “go to” solution for these customers both in new theater construction and upgrades of existing venues There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss.

Our Market (cont.)

New Theater Construction--MIT participated in ~25% of the ~3,100 new or upgraded theaters in 2019 in the USA .

- Projection, sound
- Seats, screens
- Finishes, lighting
- Consulting, project management
- Installation
- Work with architects and exhibitor technical personnel to Design-in MIT products

There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING IMAGE TECHNOLOGIES
YOUR DIGITAL CINEMA EXPERTS

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Our Market (cont.) Existing Theater – Upgrade and Refurbishing • Replacement cycle on first generation digital projection gear starting in 2017/2018 [10 - year usable life] • Upgrades to recliners, immersive audio • Screen size increases, PLF (Premium Large Format) • Replacement projection screens [8 year usable life], replacement parts, consumables, extended warranties There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Asian Market Opportunity MIT currently has no presence in Asia • From 2014 - 2019, revenue for Cinemas in China has increased at an annualized 14.0%, to total $9.83 billion.* • China’s Wanda Film announced in April 2020 that it intends to develop additional cinemas in 2020 despite the industry’s complications from Covid - 19.** • China’s cinema industry continues to grow even with rising ticket prices due to the relatively inexpensive cost of cinema entertainment compared to other leisure activities such as visiting theme parks.* • Licensing and Brand Leverage Opportunities are available • MIT’s proprietary translation product as well as projection, audio, and visual products have no language barrier and potentially integrate seamlessly into new countries and regions. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss. *IBIS World China Cinema Report, March 2019 **Deadline Wanda Film, April 2020

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Covid - 19 effect on Movie Theater Industry and MIT • Mid - March 2020 all theaters closed down • Customers stopped paying bills, delayed orders • Studios delaying release of major “tentpole” movies • Theaters reopening mid to late summer 2020 • First tentpole “Tenet” scheduled for mid to late summer 2020 • Customer large projects not canceled but may slowly be turned on with several month delay from original schedule • Large impact on FY 20 Q4, FY 21 Q1, Q2 • MIT a leader in helping theater industry reopen • MIT Has Led 2 seminars attended by over 500 cinema executives, managers and technologists worldwide on how to make sure cinema equipment is ready for a return to business, and on the procedures, products, and technologies to protect the safety and health of returning patrons and employees • MIT’s caddy Products Division Announced an array of products aimed at assisting theaters to reopen including social distancing, sanitizing, customer and employee safety There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Market Opportunity – Replacement Cycle • Commercial cinemas are now on 10 - 15 yr technology replacement cycle • Obsolescence and upgrades will likely be the new normal to stay competitive • 3,100 Series 1 projectors/servers will likely need to be replaced in the next 4 years Digital Cinema Systems Installs By Year – USA 0 1000 2000 3000 4000 5000 6000 7000 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 (Excludes Regal, AMC, Cinemark) (Source: Deluxe Trusted Device List) For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Our Products & Services • Manufactured Products • New Proprietary Products • Proprietary Services • Licensed third party products There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Proprietary Manufactured Products Energy Management Power Sequencing and Filtering LED Lighting Efficient, Accurate Lighting and Dimming for Auditoriums IS - 30 IS - 20D ALF ALMS For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Proprietary Manufactured Products Projection Supports & Enclosures Designed for System Integration and Architectural Design Flexibility Automation Systems Supporting Automated Cinema Operations Micropod IMC3J IMC2e 3D XL Mover S2 Pedestal S4 Pedestal For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS New Market Opportunity – Multi - language Captioning • Any language, including sign language • Outreach to non - English speaking movie going population • Recurring revenue/subscription service • Satisfies ADA requirement for hearing and vision disabilities, we believe • Partnered with Epson and Hana Media For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss. Moving iMage Translator

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Projection Systems MIT is a reseller of NEC and Barco projectors - Xenon - Laser Phosphor - RGB Laser Texas Instruments DLP Technology For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Software as a Service (Saas) Products Cinergy™ • Cloud hosted, enterprise software for cinemas • Monthly subscription based • Monitoring, content scheduling, asset tracking, key delivery • Much higher margins than our traditional products CineQC™ • Operations application for theatre management and staff • Time stamped accountability logging • Quality control • Remote control of auditorium systems • Much higher margins than our traditional products For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS SERVICES Commercial Cinemas, Post - production, Screening Rooms Custom - Engineering,Fabrication, Integration NOC and Remote Service • Subscription based, monthly service • Consumables, spares, onsite service and new sales generation • Leverages off Cinergy™ SaaS platform • High gross margins • Extended warranty sales • Integration and installation services • Consulting/Project Management/FF&E Procurement • ‘Design - in’ MIT products – work with architects • Retainer fees for consulting • CAD design, in - house engineering • Customer driven • Prewire/Configuration/Staging for installs • Unique in cinema, we do not believe our competitors have these capabilities For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Licensed Products & Systems We have relationships with almost all of the major providers of cinema equipment; their equipment is used along with our own in our systems integration projects For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Direct View LED Screens • Disruptive product/technology • 100,000 hour life - span vs. 30,000 hours for laser projection • Unprecedented improvement in image quality • MIT has developed integration relationships with approved providers, Samsung and Sony • MIT has developed screen frame solution with patent pending features • We have installed the first two commercial installations in the U.S., Houston and Los Angeles • Recently installed 2 nd home theatre in USA – The Wall Luxury by Samsung ($375,000) For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not in dic ative of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Commercial Cinema Customers For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not ind ica tive of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS • Rock & Roll Hall of Fame, Cleveland, OH • Director’s Guild of America, West Hollywood, CA • UCLA Film School, Los Angeles, CA • Canada’s Wonderland, Toronto, Canada • Princeton University, Princeton, NJ • Lionsgate Films, Santa Monica, CA • Wallis Annenberg CPA, Beverly Hills, CA • Balboa Theater, San Diego, CA • Wildlife Experience, Denver, CO • Connecticut Science Center, Hartford, CT • Japan American Culture Ctr, Los Angeles, CA • Institute of Contemporary Arts, Boston, MA • Center for Contemporary Arts, Santa Fe, NM • Carowinds Theme Park – Charlotte, NC • Writer’s Guild of America Theater -- Beverly Hills,CA • Consolidated's Titan XC – Honolulu, HI • King’s Dominion Theme Park – Richmond, VA • Columbia University – New York, NY • Chapman Film School – Orange, CA • Duke University – Durham, NC • Skirball Cultural Center, Los Angeles, CA • Norton Simon Museum, Pasadena, CA • Soho House, West Hollywood, CA • Legend 3D, San Diego, CA • DePaul University, Chicago, IL Specialty Venue Customers There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Recent Acquisition - Caddy Products • Designs and sells proprietary cupholder and other seating - based products and lighting systems, including Covid mandated plexiglass partitions • Holds 20 patents • Acquired by MIT in July 2019 • Leader in the cinema market • Leader in the stadium and arena market • We have seamlessly integrated Caddy’s operations into our Fountain Valley headquarters There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Growth Plan • Aim to emphasize higher margin, proprietary products and solutions • Translation glasses, SaaS products and services to enhance theatre operations, Caddy aisle, step, and wall lighting • Aim to increase our customer base beyond North America • Reinforce our sales efforts in the EU and Asia with our new products • Aim to make accretive acquisitions • There a number of smaller product companies (such as Caddy) and service companies that we can roll up especially as a result of the impact of Covid - 19 There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss.

The Team

- **Phil Rafnson:** Chairman: founder MTS, $60M revenue cinema equipment supplier, sold to Soundelux. Former President, ICTA
- **Glenn Sherman:** CEO: Former CEO of Christie, founder and CEO of Laser Power (NASDAQ: LPWR), acquired by II-VI, Inc (NASDAQ: IIVI)
- **Joe Delgado:** EVP Sales/Marketing: former VP of Sales, Christie
- **Bevan Wright:** EVP Operations: former head of Engineering, Christie
- **Michael Sherman**: CFO: former Manager, Coopers & Lybrand, 25+ years corporate accounting, finance, M & A.
- **David Richards:** SVP Engineering, former Engineering Manager, Christie
- **Tom Lipiec:** SVP Sales & Customer Service, former Director, post-production division of Lucasfilm/THX
- **Jerry Van De Rydt:** SVP FF&E Sales: 30 yrs+ in cinema industry, previously Director, LA office MTS
- **Frank Tees:** VP Technical Sales Support: former Regional Technical Director, Regal. President ICTA mid 2020

There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss.

MOVING IMAGE TECHNOLOGIES
YOUR DIGITAL CINEMA EXPERTS

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Financials are estimated, unaudited and may be subject to change. There is no guarantee that any specific outcome will be achie ved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss. Financial Summary Balance Sheets pre and post IPO as of March 31, 2020 (in 000's) Proforma Proforma Combined Post IPO Cash 331 9,353 Current assets 3,331 12,353 Total Assets 5,551 13,993 Current liabilities 4,785 4,785 Non-current liabilities 1,238 1,238 Equity (472) 7,970 Working Capital (1,454) 7,568

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Q3 FY2020 vs. Q3 FY2019 • Sales Increase 15% • Maintaining Higher Margins vs FY 19 • Increase in G&A primarily due to IPO related expenses • $131,000 Caddy Intangible Amortization/Interest Expense Full Year FY2019 vs. FY2018 • Sales decrease impacted by customer timing • Significant m argin improvement resulting from product mix • Increase in G&A due primarily to IPO related expenses Financials are estimated, unaudited and may be subject to change. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments may be speculative, illiquid and there is risk of total loss. Q3 Q3 FY FY (in 000's) 3/31/2020 3/31/2019 6/30/2019 6/30/2018 Sales $15,079 $13,107 $20,269 $25,335 COGS 11,056 9,738 15,032 20,013 Gross Profit 4,023 3,369 5,237 5,322% 26.7% 25.7% 25.8% 21.0% R&D 205 248 318 425 Selling and marketing 1,986 1,816 2,455 2,290 G&A 2,035 1,876 2,503 2,048 4,226 3,940 5,276 4,763 Operating income (loss) (203) (571) (39) 559 Other Exp (Inc) 183 (4) (4) (18) Net Income (loss) ($386) ($567) ($35) $577 Financial Summary

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Use of Proceeds • Expansion of sales and marketing activities • Entry into new markets such as the EU, South America, Asia • Potential acquisitions (roll up) • We now have our public stock to use as currency • Increased working capital to fund revenue growth There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Investment Highlights • MIT is looking to build upon its leadership position in the design, manufacturing, integration, installation and distribution of a full suite of proprietary and custom designed equipment as well as other off the shelf cinema products needed for contemporary cinema requirements. • We believe this market is in the early stages of a major projector upgrade cycle, and theater upgrades, new theatre construction are a major focus. Covid - 19 has had an impact on these cycles and has pushed out major projects approximately 6 - 9 months. We have adjusted our business accordingly. In spite of Covid - 19 MIT continues to roll out new, higher margin proprietary products aimed at upgrading existing theater’s operations: • Translation glasses - ADA compliance • SaaS products and services - high margins • Direct View LED partnerships with Samsung and Sony • The Company believes that because of Covid - 19 there may be numerous accretive acquisition opportunities to pursue once public. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Inves tme nts may be speculative, illiquid and there is risk of total loss.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Selected Risks Associated with Our Business Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” in the prospectus included in the registrations statement filed with the SEC for the offering to which this communication relates. These risks include, but are no t limited to, the following : • Covid - 19 has had a negative impact on our business and may adversely affect our business in the future. • Other general political, social and economic conditions can adversely affect our business. • Interruptions of, or higher prices of, products from our suppliers may affect our results of operations and financial performance. • Our business may be adversely affected if we are unable to timely introduce new products and services or enhance existing pro duc ts and services. • Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory. • Our sales and contract fulfillment cycles can be long, unpredictable and vary seasonally, which can cause significant variation in the number and size of transactions that close in a particular quarter. • We are substantially dependent upon significant customers who could cease purchasing our products and services at any time. • Our business and financial results may be harmed if events occur that damage our brand. • We may not convert all of our backlog into revenue and cash flows. • We operate in a highly competitive market. • We have limited human resources and we may be unable to manage our growth with our limited resources effectively. • We depend on our founders, senior professionals and other key personnel.

MOVING iMAGE TECHNOLOGIES YOUR DIGITAL CINEMA EXPERTS Thank You For more information please contact: Keith Moore, CEO Boustead Securities, LLC (949) 295 - 1580 keith@boustead1828.com Dan McClory, Head of China and Equity Capital Markets Boustead Securities, LLC (949) 233 - 7869 Dan@boustead1828.com